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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

March 13, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re:	The Saratoga Advantage Trust
(File No. 033-79708; 811-8542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the James Alpha MLP Portfolio (the “Portfolio”), a new portfolio of The Saratoga Advantage Trust (the “Trust”), filed with the Commission on December 31, 2014. The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolio and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 58 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 20, 2015 (the “Amendment”).

General Comments on the Filing

Comment	1. Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1. This letter includes the “Tandy” information and will be filed via EDGAR.

Comment	2. Please file the Operating Expense Limitation Agreement with the Amendment if it has not yet been filed.

Response 2. The Trust notes that a form of the Operating Expense Limitation Agreement has been filed as Exhibit (d)(35) to Post-Effective Amendment Number 55 to the Trust’s registration statement on Form N-

1A on December 31, 2014, and confirms that the definitive Operating Expense Limitation Agreement will be filed as an exhibit to Post-Effective Amendment Number 58 to the Trust’s registration statement on Form N-1A.

Comments on the Prospectus

Comment	3. With respect to the fee table, we note that there is no line item for acquired fund fees and expenses (“AFFE”) even though the Portfolio may invest in exchange-traded funds and exchange-traded notes as a principal investment strategy. Please either confirm supplementally that such AFFE is expected to be less than one basis point, or add the AFFE line item to the fee table.

Response 3. The Portfolio’s AFFE is expected to be less than one basis point.

Comment	4. With respect to footnote 5 to the fee table, we note that certain expenses are excluded from the operating expense limitation agreement. Please confirm supplementally that such amounts will be reflected elsewhere in the fee table.

Response 4. The expenses excluded from the operating expense limitation agreement will be included under Other Expenses in the fee table.

Comment	5. With respect to footnote 5 to the fee table, please define the phrase “non-routine expenses” and explain how such expenses differ from “extraordinary expenses.” We note that “extraordinary expenses” is a generally accepted accounting term but “non-routine expenses” is not.

Response 5. The term “non-routine expenses” is consistent with the terms of the written operating limitation agreement. With respect to the Portfolio’s operating expense limitation agreement described in footnote 5 to the Annual Fund Operating Expenses table, the “certain non-routine expenses” that are excluded from the operating limitation agreement are not “extraordinary expenses” under generally accepted accounting principles. The term “non-routine expenses” refers to certain non-routine expenses or costs, including, but not limited to, those relating to litigation. Therefore, to make it clear that expenses incurred in connection with litigation are excluded from the operating limitation agreement, the term “non-routine expenses” has been used.

Comment	6. With respect to footnote 5 to the fee table, please add the phrase “or fees waived” to the end of the footnote.

Response 6. The disclosure has been revised accordingly.

Comment	7. We note that in the section titled “Portfolio Summary—Principal Investment Strategies—Master Limited Partnership (“MLP”) Securities” there is no reference to the Portfolio investing in MLP I-Shares or MLP I-Units. Please confirm supplementally that the Portfolio will not invest in these instruments in a material amount or add additional risk disclosure regarding these instruments. Such disclosure should discuss the following: the nature of dividends (i.e., that dividends are always stock dividends and never cash dividends), the differences between MLP holders versus common shareholders, the risk of capital structure (i.e., that MLP I-Shares must continuously issue shares to cover corresponding dividend payments) and the limited exit strategies for MLP I-Shares investors.

Response 7. The disclosure has been revised accordingly.

Comment	8. In the section titled “Portfolio Summary—Principal Investment Strategies—Master Limited Partnership (“MLP”) Securities,” please disclose whether the MLP common units or sub-units are in a “first-loss” position with respect to the other investors in the MLP.

Response 8. The disclosure has been revised accordingly under the section titled “Additional Information about Principal Investment Strategies and Related Risks―Principal Risks of Investing in the Portfolio―MLP Risks.”

Comment	9. In the section titled “Portfolio Summary—Principal Investment Strategies—Master Limited Partnership (“MLP”) Securities,” we note that the Portfolio may invest in MLPs as a general partner (“GP”). Please disclose the maximum percentage of Portfolio assets that may be invested in MLP GP interests or disclose that the Portfolio may invest in MLP GP interests without limitation. Please also disclose whether the Portfolio would have board participation rights or operating control over the MLP as a result of its GP interests and, if so, add risk disclosure regarding the Portfolio’s potential liability for amounts greater than the amount of its original investment in the GP interest.

Response 9. The disclosure has been revised accordingly.

Comment	10. We note that the section titled “Portfolio Summary—Principal Investment Strategies—Deferred Tax Risk” contains the following sentence: “An investment strategy whereby a fund is taxed as a regular corporation, or “C” corporation, rather than as a regulated investment company for U.S. federal income tax purposes involves complicated accounting, tax, net asset value (“NAV”) and share valuation aspects that may cause the Portfolio to differ significantly from most other open-end registered investment companies.” Please confirm that the differences in accounting, tax, NAV and share valuation aspects are described in greater detail in the section titled “Additional Information about Principal Investment Strategies and Related Risks—Principal Risks of Investing in the Portfolio.”

Response 10. The Trust confirms that these differences are discussed in greater detail in the section titled “Additional Information about Principal Investment Strategies and Related Risks—Principal Risks of Investing in the Portfolio—Deferred Tax Risk.”

Comment	11. In the section titled “Portfolio Summary—Principal Investment Strategies—MLP Risks,” we note that this risk factor discusses several risks. Please present this information in several discrete risk factors that each has a caption that more specifically describes the individual risk.

Response 11. The disclosure has been revised accordingly.

Comment	12. In the section titled “Portfolio Summary—Principal Investment Risks— MLP Risk,” please explain the material differences in exposure to liability to investors in MLPs versus investors in corporations.

Response 12. The disclosure has been revised accordingly.

Comment	13. Please confirm that the prospectus describes the Portfolio’s use of derivatives accurately and with specificity as described in the letter from Mr. Barry D. Miller, Associate Director, Office of Legal and Disclosure, U.S. Securities and Exchange Commission, to Ms. Karrie McMillan, General Counsel, Investment Company Institute (dated July 30, 2010) (“Barry Miller

Letter”), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response 13. The Trust does so confirm.

Comments on the Statement of Additional Information

Comment	14. In the section titled “Investment of the Trust’s Assets and Related Risks – Equity Securities,” please note that there is an asterisk after the subheading without a corresponding footnote.

Response 14. As described on page 1 of the SAI, the asterisk denotes the Portfolio’s principal investment risks.

Comment	15. In the section titled “Investment of the Trust’s Assets and Related Risks – Exposure to Foreign Markets,” please clarify who “they” is referring to in the following sentence: “Because the Portfolio may invest in securities denominated in foreign currencies, they may seek to hedge foreign currency risks by engaging in foreign currency exchange transactions.”

Response 15. “They” was intended to refer to “the Portfolio.” The disclosure has been revised accordingly.

Comment	16. With respect to the Portfolio’s concentration policy, please (i) define the “energy sector” as a group of industries, (ii) identify the industries in the energy sector and (iii) disclose the Portfolio’s concentration policy with respect to other industries/groups of industries besides those in the energy sector.

Response 16. The disclosure has been revised accordingly. The Trust does not expect to concentrate in any industry or group of industries besides those in the energy sector.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
●	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/Stuart M. Strauss

Stuart M. Strauss